UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Second Amended
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

PNG VENTURES, INC.

Nevada (State or Other Jurisdiction of Incorporation or Organization)	88-0350286 (IRS Employer Identification No.)
580 2nd Street, Encinitas, CA 92024, (760) 230-2300, extension 205 (Address and Telephone Number of Principal Executive Offices)
580 2nd Street, Encinitas, CA 92024 (Address of Principal Place of Business or Intended Principal Place of Business)

Securities to be Registered Under Section 12(b) of the Act:	None

Securities to be Registered Under Section 12(g) of the Act:	Common Stock $.001 Par Value (Title of Class)

Please Send Comments To
PNG Ventures, Inc.'s Legal Counsel:

Mark L. Baum, Esq.
580 2nd Street, Suite 102
Encinitas, CA 92024
Tel: 760-230-2300, extension 205
Fax: 760-230-2305
Email: mark@tblf.com

Introduction

    This Ssecond Amended Form 10-SB is being filed in order to correct grammatical errors and statistical inconsistencies found in the First Amended Form 10-SB filing sent to the  SEC on, May 10, 2005.

	TABLE OF CONTENTS
	Title	Page No.

Part I
Item 1.	Description of Business	3

Item 2.	Management's Plan of Operation	4
Item 3.	Description of Property	4
Item 4.	Security Ownership of Certain Beneficial Owners and Management	5
Item 5.	Directors and Executive Officers, Promoters and Control Persons	5
Item 6.	Executive Compensation	5
Item 7.	Certain Relationships and Related Transactions	5
Item 8.	Description of Securities	6

Part II
Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters	7
Item 2.	Legal Proceedings	7
Item 3.	Changes in and Disagreements with Accountants	7
Item 4.	Recent Sales of Unregistered Securities	7
Item 5.	Indemnification of Officers and Directors	7

Part F/S	Financial Statements
	Independent Auditor's Report	8
	Balance Sheet
	At December 31, 2004 and December 31, 2003	9
	Statement of Operations
	For the years ended December 31, 2003 and December 31, 2004, and from Inception on June 23, 1995 through December 31, 2004	10
	Statement of Stockholders' Equity	11-13
	From Inception on June 23, 1995 through December 31, 2004
	Statement of Cash Flows	14
	For the years ended December 31, 2003 and December 31, 2004, and from Inception on June 23, 1995 through December 31, 2004
	Notes to the Financial Statements	15-17

Part III
Item 1.	Index to Exhibits	18
Item 2.	Description of Exhibits	18

	Signatures	19

PART I

ITEM 1. DESCRIPTION OF THE BUSINESS

A. History

PNG Ventures, Inc., ("PNG" or the "Registrant" which is sometime referred to as "We", "Us", "Our" and the "Company" whenever practical) was first incorporated in the State of Nevada on June 23, 1995, as Telecommunications Technologies, Ltd. ("TTL").

On December 31, 1995, we formalized a plan of reorganization and tender to and for the shareholders of Temple Summit Management Corporation ("Temple Summit") whereby we acquired all the assets of Temple Summit, and by which all the former shareholders of Temple Summit became our shareholders.  Accordingly, we made our initial issuance of 47,506,240 shares to the shareholders of Temple Summit.  Thereafter, Temple Summit became a private company with no further relationship with us.

TEMPLE SUMMIT MANAGEMENT CORPORATION

Temple Summit had been incorporated in Texas in August of 1991, and reincorporated in Texas in September, 1993, without change in equitable ownership, management or control.  Temple Summit was engaged, without success, in creating and managing financial participation in special marketing projects.  During 1992, Temple Summit made its initial issuance of 285,714 shares of its common stock.  These 285,714 shares were acquired by or for Kirt W. James, William Stocker, and five other founding shareholders.

On or about May 5, 1995, Temple Summit completed a limited public offering of additional shares of its common stock,  pursuant to Rule 504 of Regulation D,  promulgated by the Securities and Exchange Commission, under the Securities Act of 1933.  11,200 additional common shares were placed pursuant to the May 5, 1995,  Regulation D Rule 504 offering, at $1.00 per share, resulting in a total of 296,914 shares issued and outstanding.  The Temple Summit marketing plan failed and Temple Summit became inactive at the end of 1995. Immediately preceding the transaction by which we reorganized and acquired its initial capitalization from Temple Summit, the previously discussed 296,914 Temple Summit common shares were forward split 160 for 1, with the result that 47,506,240 shares of Temple Summit were issued and outstanding.

TELECOMMUNICATIONS TECHNOLOGIES, LTD.

On December 31, 1995, our corporation, then called Telecommunications Technologies, Ltd., formalized a plan of reorganization (the "Reorganization") and tender to acquire from Temple Summit, $5,000 in cash and to issue 1 of our shares for every Temple Summit share we received.  We received all of the 47,506,240 ,Temple Summit shares and $5,000, in cash.  Following this transaction, Temple Summit ceased to be a public company and became an inactive, wholly owned, subsidiary of its principal shareholder, Temple Summit Equity Group, Ltd.

       At the time of the reorganization, Temple Summit had no business or business plan, and owned no assets other than its cash.  Moreover, at the time of the reorganization, Temple Summit had no material liabilities, other than to its principal shareholder, and all such incidental liabilities were assumed by the principal shareholder and not acquired by us. Pursuant to the Reorganization, we issued 47,506,240 shares of common stock to the shareholders of Temple Summit.  At that time, we intended to take maximum advantage of the growth in telecommunications technology using the backgrounds and strengths of Temple Summit's management, by specifically doing the following:  making patent filings for new technology;  financing of new technology;  selling or granting of rights for the utilization of new technologies;  and retaining royalties based on the utilization or exploitation of the new technologies.

On March 7, 1996, we completed a Private Placement/Limited Offering of an additional 500,000 shares of common stock, with the result that the previous total shares issued and outstanding (47,506,240) was increased to 48,006,240.

On May 9, 1996, we privately placed an additional 410,400 shares, resulting in our total issued and outstanding common shares equaling 48,416,640 shares.

On or about February 20, 1998, we effected a 1 for 40 reverse split of our common stock, from 48,416,640 to 1,210,417, and so that we could engage in a technology-related acquisition, pursuant to Rule 504 of Regulation D, we authorized the placement of up to an additional 10,000,000 common shares at $0.01 per share. This technology-related acquisition did not take place, and for no shares were issued.

PNG VENTURES, INC.

On March 5, 1998, we changed our corporate name to PNG Ventures, Inc.,  in connection with our intention to acquire a controlling interest in San Kung Trading Limited ("SKTL").  SKTL was a private company based in Guernsey, Channel Islands, organized in 1996, to pursue joint-venture natural resource development projects in Papua, New Guinea. Thereafter, the SKTL-related venture was abandoned primarily due to the extraordinary difficulty in auditing the assets we intended to acquire.

        Subsequent to the failure of the SKTL transaction, we became a company whose business plan was to simply engage in a profitable business combination.

PAPER COMPUTER.COM, INC.,  AND PAPER COMPUTER CORPORATION

In April of 2000, we attempted to engage in a transaction with Paper Computer Corporation, a private company.  As we reported in a Form 8-K filed with the SEC, the Paper Computer Corporation transaction failed and resulted in no change to our financial statements.  However, prior to the failure of the Paper Computer Corporation transaction, our board of directors, at that time, changed our corporate name twice: (i) First, on April 25, 2000, to "Paper Computer.com, Inc."; and (ii) Second, on the following day, April 26, 2000, to "Paper Computer Corporation."

BACK TO THE PAST … PNG VENTURES, INC.

Following all of the aforementioned failed transactions, on June 21, 2001, our Articles of Incorporation were amended yet again, changing our corporate name back to PNG Ventures, Inc.

NO ACTIVITY,  AND ANOTHER FAILURE … OIL AND GAS THIS TIME

On February 15, 2002, all of our directors resigned except for John Spicer.  On August 28, 2002, Alan Brown was appointed as the sole officer and director and Mr. Spicer resigned.

We engaged in very little corporate activity until early 2003, when on January 17, 2003, we entered into a joint venture (the "Joint Venture") with a company called Anyhydride Petrolem (Canada), Inc., a wholly owned subsidiary of Uranium Power Corporation ("Uranium Power"). The Joint Venture provided us with 9.5% of the gross of an overriding royalty from a well located beneath the Athabasca Tar Sands in Northeast Alberta, Canada. The Joint Venture was yet another failure.

Uranium Power Corporation is now Canwest Petroleum Company ("CanWest") and is listed on the over-the-counter bulletin board under the ticker symbol "CWPC."  The Joint Venture properties were written off by us, as well as CanWest, as is more fully described on page 30, of an Amended Form SB-2 Registration Statement filed by CanWest with the SEC on December 23, 2004.

MR. BROWN RESIGNS; BAUM IS ELECTED

Subsequent to the Joint Venture, on June 23, 2004, Mr. Brown resigned from the board of directors and Mark L. Baum, Esq. was appointed as our only director.

Mr. Baum currently serves as our Chairman, Chief Executive Officer and principal accounting officer.  Additionally, Mr. Baum is an attorney and assists  with our corporate legal work.

Our common shares are currently traded on the Pink Sheets under the symbol "PNGX."

We have no internet website address.

B. Bankruptcy, Receivership or Similar Proceedings

None from inception to date.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

Presently, we are engaged in the business of Edgarizing.  Edgarizing is the process of electronically converting typically Microsoft Word documents into HTML (or hypertext markup language) so that the document may be filed with the Securities and Exchange Commission.

We have two clients that we perform these services for. Both of these clients are publicly traded companies. These two clients send the documents to us via electronic mail and we proceed to convert the file and send the file to the SEC through an electronic link which is established by the software, from our computers to the SEC Edgar filing system.

Edgar Filings, Inc., a software company based in Houston, Texas, produces our Edgarizing software, which is the tool that we use to convert documents from Microsoft Word to HTML.

Management is of the belief that our present activities, while they are not of the scale of the businesses that past PNG management regimes pursued, are an operating business with the potential for cash flow and growth.  However, Mr. Baum, our current manager, believes that there would probably be more value for our shareholders if we were able to attract a more substantial operating company and engage in a merger or business combination of some kind. With this in mind, we are attempting to: (i) register our common stock pursuant to Section 12 of the 1934 Act; and (ii) pursue a listing and quotation on the over-the-counter bulletin board (the "OTCBB").

We do not intend to restrict our consideration to any particular business or industry segment, and we may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology business.  Of course, because we have limited resources, the scope and number of suitable candidates to merge with, will be limited accordingly.  Because we may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that we may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target’s products or services, or the failure to prove or predict profitability.

Following the effectiveness of this registration statement under the Securities Exchange Act of 1934, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is an Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, which contain unaudited, but reviewed, financial statements. We would also be required to disclose certain corporate events if they are deemed "material events." Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any event may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes will require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company for us merge with are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face delisting from the OTCBB, if listed, and delinquency and possible liability for failure to report.

Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for this may include the following:

•	Inability to obtain underwriter;
•	Possible larger costs, fees and expenses;
•	Possible delays in the public offering process;
•	Greater dilution of their outstanding securities.

Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include the following:

•	No investment capital raised through a business combination;
•	No underwriter support of after-market trading.

The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

ITEM 3. DESCRIPTION OF THE PROPERTY

We currently do not own any real property and we do not lease any real property. We receive mail at the office of Mr. Baum, our Chairman and CEO.  We use Mr. Baum's phone system to periodically make and receive phone calls.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and each of our "named executive officers" and all of our directors and executive officers as a group as of May 4, 2005.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Class
Mark L. Baum, Esq. (1)(2) 580 2nd Street, Suite 102 Encinitas, CA. 92024	57,389	28.66%
All officers and directors as a group	57,389	28.66%
James Panther, II (1) 580 2nd Street, Suite 102 Encinitas, CA. 92024	57,389	28.66%

(1) Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by him.

(2) The term “named executive officer” refers to our chief executive officer and each of our other executive officers who received at least $100,000 of compensation in 2004.

There are no agreements or understandings for Mr. Baum to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

       Mark L. Baum, Esq. is our sole officer and director. Mr. Baum has more than 10 years experience in creating, financing and growing development stage enterprises in a variety of industries. Mr. Baum has participated in numerous public spin-offs, venture fundings, private-to-public mergers, and various asset acquisitions and divestitures. Mr. Baum is a licensed attorney in the State of California and the principal attorney for The Baum Law Firm. Mr. Baum's law practice focuses on securities laws and related issues for small-cap and micro-cap publicly reporting companies.

        We have no other employees.

       Mr. Baum has not been involved in a legal proceeding within the past 5 years that would materially affect his integrity or his ability to act on behalf of our company.

       We do not have an audit committee. We do not have a financial expert serving on our board of directors.

ITEM 6. EXECUTIVE COMPENSATION

The following table summarizes the annual compensation paid to PNG Ventures, Inc.’s named executive officers for the three years ended December 31, 2004 and 2003:

		Annual Comp	Long-Term Compensation Awards—Securities Underlying
Name and Position	Year	Salary	Stock Options
Mark L. Baum, Director and CEO	2004 2003	— —	— —
Alan Brown, Director and President	2004 2003	— —	— —

Mr. Baum is currently not being paid a salary for his efforts.  However, entities that Mr. Baum has direct control over are performing services for us, and are being paid periodically, as work is required to be performed, by converting the reasonable value of the services rendered into a number of our restricted common shares.

Mr. Brown is no longer affiliated with the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 25, 2004, The Baum Law Firm, Inc. ("TBLF"), an entity controlled by our Chairman and CEO, Mark L. Baum, Esq., purchased, in a private transaction, 78,776 of our restricted common shares.

On June 25, 2004, TBLF was issued 16,000 restricted common shares in consideration for legal TBLF performed on behalf of the company.

On September 29, 2004, Business Consulting Group Unlimited, Inc., a general business consulting entity owned by Mr. Baum, was issued 20,000 restricted common shares, in consideration of non-legal services that were performed on our behalf.

As of September 29, Mr. Baum directly controlled approximately 114,776 of the 200,249 common shares that were then issued and outstanding.

In October of 2004, Mr. Baum sold, in a private transaction, 57,387 of the restricted shares he was the beneficial owner of, to James B. Panther II. As of the date of this filing, Mr. Baum is the beneficial owner of 57,389 of our restricted common shares.

ITEM 8. DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, of which there are 200,249 shares issued and outstanding. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation, our Articles of Incorporation and our Bylaws, copies of which are filed as exhibits to this registration statement.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's board of directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to a business combination.

Trading of Securities in the Secondary Market

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Following a business combination or merger (as previously discussed), a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets other than the Pink Sheets, which is where we currently trade. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000;  (ii) public float of 1,000,000 shares with a market value of $5,000,000;  (iii) a bid price of $4.00; (iv) three market makers;  (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000;  (ii) a public float of 500,000 shares with a market value of $1,000,000;  (iii) a bid price of $1.00;  (iv) two market makers; and (v) 300 shareholders.
              If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board.

To have our securities quoted on the OTC Bulletin Board a company must:

•	Be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;
•	Have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements.  Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "Pink Sheets". It is not possible to predict where, if at all, the securities of the Company will be traded following a business combination.

Transfer Agent

Our transfer agent is Madison Stock Transfer.  Our representative at Madison Stock Transfer is Michael Ajzenman. The overnight mail address for Madison Stock Transfer is 1688 East 16th Street, Suite 7, Brooklyn, New York 11229. Madison Stock Transfer's business phone number and fax number, respectively, are: (718) 627-4453 AND (718) 627-6341.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is currently traded on the Pink Sheets market under the symbol "PNGX". The high and low bid prices for the common stock, as reported by the National Quotation Bureau, Inc., are indicated for the periods described below. Such prices are inter-dealer prices without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

2003(1)	Low	High
First Quarter	$.04	$.22
Second Quarter	.01	.05
Third Quarter	.02	.07
Fourth Quarter	.06	.12

2004(1)	Low	High
First Quarter	$.03	$.09
Second Quarter	.01	.04
Third Quarter	.01	.01
Fourth Quarter	.01	.01

2005(1)(2)	Low	High
First Quarter	$.20	$.51

(1)	The prices listed above have been rounded to the nearest penny.
(2)	The prices listed were subject to a 1:250 round lot reverse split (as is described in Item 4. below).

As of May 9, 2005, there were approximately 184 shareholders of record (in street name) of the Company's common stock.

To date, the Company has not declared or paid dividends on its common ctock.

As of the date of this filing, there are no securities authorized to be issued under an equity compensation plan.

ITEM 2. LEGAL PROCEEDINGS

None

Our registered agent for service of process is:  Paracorp, 318 N. Carson St., Suite 208, Carson City, NV.,  89701. Telephone number:  (775) 883-0104.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

All of the below share issuances were made under an exemption from registration provided by section 4(2) of the Securities Act of 1933. All of the below share issuances were common stock issuances.

Party Our Securities Were Issued To	No. Shares Issued	Date of Issuance
Dorothy Brown	1,610,000	8/2/2002
Alan Brown	240,000	8/2/2002
Suzanne Kemp	440,000	8/2/2002
Monty Brown	315,000	8/2/2002
Suraj Jaswal	300,000	8/2/2002
Jennifer Kemp	280,000	8/2/2002
Blair Henderson	440,000	8/2/2002
Francine Lewis	370,000	8/2/2002
IPO Capital Corp	240,000	8/2/2002
Randal McCraw	440,000	8/2/2002
FN Nominees Ltd	440,000	8/2/2002
Joan Thompson	440,000	8/2/2002
James Kemp	440,000	8/2/2002
Marty Raken	440,000	8/2/2002
Yogendra Singh	440,000	8/2/2002
Soul Essentials	2,000,000	1/7/2003
Great West Investments & Referral	2,000,000	1/7/2003
Montague Brown	2,000,000	1/7/2003
Paula Brown	2,000,000	1/7/2003
Dorothy Brown	2,000,000	1/7/2003
David Patriquin	2,000,000	1/7/2003
Suraj Jaswal	2,000,000	1/7/2003
Leticia Hipolito	2,000,000	1/7/2003
Duncan MacKechnie	3,000,000	1/7/2003
Alan Brown	2,000,000	1/7/2003
Curt Lehner	2,000,000	1/7/2003
Hilda Oshowy	500,000	1/7/2003
James Kemp Sr.	2,000,000	1/7/2003
Shelley Macfarlane	250,000	1/7/2003
Thoridar V LTDA	350,000	1/7/2003
Thoridar V LTDA	1,650,000	1/7/2003
Yogesh Prasad	2,000,000	1/7/2003
The Baum Law Firm	4,000,000	6/25/2004

On October 25, 2004, the common stock was subjected to a "Round-Lot Reverse Split" of 1 common share for every 250 shares issued.  A "Round-Lot Reverse Split" means that one's shares are subject to a reverse split, such that one would take the number of shares they held and divide that number by 250; however, shareholders owning more than 99 shares prior to the round lot reverse split could not own less than that number after the round lot reverse split.  For example:  Shareholders that owned less than 100 common shares prior to the round lot reverse split were left with 1common share subsequent to the round lot reverse split.  Shareholders owning between 100 and 25,000 common shares prior to the round lot reverse split were left with 100 common shares after the round lot reverse split. These shareholders were issued additional shares as is described below. Shareholders owning more than 25,000 common shares prior to the round lot reverse split divided the number of shares they owned prior to the reverse split by 250 in order to determine how many they owned after the round lot reverse split.

The following issuances were made as a result of the aforementioned round lot reverse split:
Rounding Adjustment To Existing Shareholders	20,276	10/25/2004
CEDE & Co.	8	10/28/2004
AG Edwards	-1	10/29/2004
Raymond James	3	11/2/2004

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of certain provision of Nevada Corporate Law (referred to below as the "NRS" or the Nevada Revised Statutes) that creates or imposes any provision for indemnity of Officers or Directors.

NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows:  the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

PART F/S

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
PNG Ventures, Inc.
Encinitas, California

We have audited the accompanying balance sheets of PNG Ventures, Inc. (a development stage company) as of December 31, 2004 and 2003 and the related statements of operations, stockholders' equity and cash flows for the years then ended , and from inception on June 23, 1995 through December 31, 2004. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company has determined that it is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PNG Ventures, Inc. (a development stage company) as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended, and from inception on June 23, 1995 through December 31, 2004,  in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has had continual operating losses and is dependent on financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chisholm Bierwolf & Nilson, LLC
Bountiful, Utah
April 11, 2005

PNG VENTURES, INC.
(A Development Stage Company)
Balance Sheets

ASSETS

	December 31
		2004	2003

CURRENT ASSETS

Cash	$		$39

Total Current Assets			39

OTHER ASSETS

Joint Venture Working Interest		177,789	224,986

Total Other Assets		177,789	224,986

TOTAL ASSETS		$177,789	$225,025

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable	$3,290	$
Accounts payable - related party	200		69,983

Total Current Liabilities	$3,490		$69,983

STOCKHOLDERS EQUITY

Common stock $0.001 par value;
50,000,000 shares authorized;
200,049 and 163,763 shares issued
and outstanding, respectively	200		164
Additional paid-in capital	922,317		752,590
Retained earnings	(748,218)		(597,710)

Total Stockholders Equity	174,299		155,042

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$177,789		$177,789

PNG VENTURES, INC. (A Development Stage Company) Statements of Operations
					From
					Inception on
					June 23, 1995
	For the Years Ended Through
	December 31,				December 31
	2004		2003		2004

REVENUES	$		$		$5000

EXPENSES

General and Administrative Expenses		150,507		242,688	753,218

Total Expenses		150,507		242,688	753,218

NET (LOSS)		$(150,507)		$(242,688)	$748,218)

NET LOSS PER SHARE		(0.85)		$(1.69)	$(17.53)

WEIGHTED AVERAGE
SHARES OUTSTANDING		$177,564		$143,930	$42,681

PNG VENTURES, INC.
(A Development Stage Company)
Statements of Stockholders Equity
				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid In	Development
	Shares	Amount	Capital	Stage

Issuance of common shares for cash	$7,126	$7	$4993	$-

Net loss for the year ended December 31, 1995	-	-	-	(3,000)

Balance, December 31, 1995	7,126	7	4,993	(3,000)

Issuance of common shares
for cash at $333.33 per share	45	-	15,000	-

Issuance of common shares
for cash at $333.33 per share	30	-	10,000	-

Issuance of common shares
for cash at $6.61 per share	62	-	410	-

Net loss for the year ended
December 31, 1996	-	-	-	(27,410)

Balance, December 31, 1996	7,263	7	30,403	(30,410)

Net loss for the year ended
December 31, 1997	-	-	-	-

Balance, December 31, 1997	7,263	7	30,403	(30,410)

Net loss for the year ended
December 31, 1998	-	-	-	-

Balance, December 31, 1998	7,263	7	30,403	(30,410)

Net loss for the year ended
December 31, 1999	-	-	-	-

Balance, December 31, 1999	$7,263	$7	$30,403	$(30,410)

PNG VENTURES, INC.
(A Development Stage Company)
Statements of Stockholders Equity (Continued)

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid In	Development
	Shares	Amount	Capital	Stage
Balance, December 31, 1999	$7,263	$7	$30,403	$(30,410)

Issuance of common shares
for services valued at $0.50	10,000	10	4,990

Cancellation of common
shares	(10,000)	(10)	(4,990)

Issuance of common shares
in an acquisition valued at
$0.50	18,458	18	9,211

Cancellation of common
shares	(18,458)	(18)	(9,211)

Net loss for the year ended
December 31, 2000	-	-	-	(153,279)

Balance, December 31, 2000	7,263	7	30,403	(183,689)

Issuance of common shares
of services at $0.25 per
share	10,000	10	2,470	-

Net loss for the year ended
December 31, 2001	-	-	-	(98,049)

Balance, December 31, 2001	17,263	17	32,873	(281,738)

Issuance of common shares
for debt conversion, August
2002	27,500	28	273,566	-

Net loss for the year ended
December 31, 2002	-	-	-	(73,284)

Balance, December 31, 2002	$44,763	$45	$306,439	$(355,022)

PNG VENTURES, INC.
(A Development Stage Company)
Statements of Stockholders Equity (Continued)

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid In	Development
	Shares	Amount	Capital	Stage

Balance, December 31, 2002	$44,763	$45	$306,439	$(355,022)

Issuance of common shares for
debt conversion February, 2003	119,000	119	446,131	-

Net loss for the year ended
December 31, 2003	-	-	-	(242,688)

Balance, December 31, 2003	163,763	164	752,570	(597,710)

Issuance of common shares
for debt conversion, June
2004	16,000	16	39,984	-

Issuance of common shares
of services at $0.001 per
share	20,000	20	59,980	-

Reclass of accounts payable
In June 2004	-	-	69,783	-

Rounding Shares due to
250 to 1 reverse split	286	-	-	-

Net loss for the year ended
December 31, 2004	-	-	-	(150,507)

Balance, December 31, 2004	$200,049	$200	$922317	$(748,217)

PNG VENTURES, INC.
(A Development Stage Company)
Statements of Cash Flows

			From
			Inception on
	For the Years Ended		June 23,
	December 31,	December 31,	1995 through
	2004	2003	2004

CASH FLOW FROM OPERATING ACTIVITIES

Net loss	$(150,507)	$(242,688)	$(748,217)
Non-cash items:
Stock for services	60, 000	62,500	-
Conversion of payables	39,981	-	39,981
Changes in Investment Asset	-	47,197	47,197
Changes in operating assets and liabilities:
Increase (decrease) in accounts payable	3,290	-	276,884

Net Cash Provided (Used) by Operating Activities	(39)	(242,688)	(321,655)

CASH FLOWS FORM INVESTING ACTIVITIES

Cash paid for joint venture interest	-	(156,556)	(224,986)

Net Cash Paid for Investing Activities	-	(156,556)	(224,986)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from debt financing	-	397,801	516,231
Proceeds from issuance of common stock for cash	-	-	30,410

Net Cash Provided by Financing Activities	-	397,801	546,641

NET INCREASE (DECREASE) IN CASH	(39)	(1,443)	-

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	$39	$1,482	-
CASH AND CASH EQUIVALENTS AT
END OF YEAR	-	39	-

CASH PAID FOR:
Interest	-	470	630
Income taxes

        NON-CASH FINANCING ACTIVITIES:
        During 2001, the Company issued 2,500,000 shares of common stock for services rendered valued at $0.001 per share.
        During 2002, the Company issued 6,875,000 shares of common stock for conversion of related party payables in the amount of $273,594.
        During 2003, the Company issued 29,750,000 shares of common stock for conversion of related party payable in the amount of $446,248.

PNG VENTURES, INC.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2004 and 2003

NOTE 1 -	SUMMARY OF ACCOUNTING POLICIES

a. Organization

PNG Ventures, Inc. (the Company) was incorporated in the state of Nevada on June 23, 1995 as Telecommunications Technologies, Ltd. On June 24, 1995, the Company entered a plan of reorganization whereby it purchased all the assets of Temple Summit Management Corporation (TSMC), organized in the state of Texas on August 23, 1991 and re-incorporated in September 1994. The substance of the re-organization was that the Company acquired $5,000 in cash for 47,506,240 shares of stock, issued to the shareholders of TSMC, following which TSMC ceased to be a public company and became an inactive wholly-owned subsidiary of its principal shareholder, Temple Summit Equity Group, LTD. This business combination was treated as a reverse acquisition for accounting purposes. On February 20, 1998, the Company changed its name to PNG Ventures, Inc.  The Company has had little activity until December, 2002, when the Company entered into a joint venture agreement and working interest in certain petroleum and related gas licenses. The joint venture agreement was entered into with Anhydride Petroleum (Canada) Inc. a wholly owned subsidiary of Uranium Power Corporation. The agreement provides the Company up to a 12.5% working-interest, subject to a 9.5% gross over riding royalty, in the AOC T-32-89-10 W4M well located beneath the Athabasca Tar Sands in North East Alberta Canada.

b. Accounting Method

The company's financial statements are prepared using the accrual method of accounting.

c. Fiscal Year

The Company has a calendar year end for financial reporting on December 31.

NOTE 1 -	SUMMARY OF ACCOUNTING POLICIES (Continued)

d. Earnings (Loss) Per Share

The computations of earnings (loss) per share of common stock are based on the weighted average number of share outstanding at the date of the financial statements.

			From
			Inception on
			June 23,
	For the Years Ended		1995 through
	December 31,		December 31,
	2004	2003	2004
Numerator - loss	$(150,507)	$(242,688)	$(748,217)
Denominator -
Weighted average number
of shares outstanding	177,564	143,930	(1.69)
Loss per share	$(0.85)	$(1.69)	$(17.53)

e. Provision for Taxes

No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $748,217, that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2016.  No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

Deferred tax assets and the valuation account is as follows at December 31, 2004 and 2003:

Deferred tax assets	2004	2003
NOL carryforward	$254,394	$84,394
Valuation allowance	(254,394)	(84,394)
Total	$-	$-

f. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has had substantial operating losses for the past years and is dependant upon outside financing to continue operations.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  It is management's plans to raise necessary funds from shareholders to satisfy the expense requirements of the joint venture and eventually derive revenues there from.

NOTE 3 - DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined in Financial Standards Board Statement No. 7.  It is concentrating  all of its efforts in raising capital and developing its business operations.

NOTE 4 - COMMON STOCK

During February 1998, the Board of Directors approved a 4 for 1 reverse stock split. These financial statements have been retroactively restated to reflect this change.

During February 2000, the Company issued 10,000 shares of common stock for services valued at $0.50 per share. During April 2000, these 10,000 shares were canceled.

During March 2000, the Board of Directors approved a 1 for 3 forward split. These financial statements have been retroactively restated to reflect this change.

During April 2000, the Company issued 18,458 shares of common stock to acquire Paper Computer Corporation. On December 31, 2000, these 18,458 shares were canceled and the acquisition rescinded.

During June 2001, the Board of Directors approved a 2 for 1 reverse split. These financial statements have been retroactively restated to reflect this change.

During June 2001, the Company issued 10,000 shares of common stock for services valued at $0.25 per share.

During August 2002, the Company issued 27,500 shares of common stock for payment of payables due in the amount of $273,594.

During February 2003, the Company issued 119,000 common shares to shareholders for conversion of debt in the amount of $446,250.

During June 2004, the Company issued 16,000 shares of common stock for payment of payables due in the amount of $40,000.

During September 2004, the Company issued 20,000 shares of common stock for services valued at $3.00 per share.

During October 2004, the Board of Directors approved a 250 for 1 reverse split. These financial statements have been retroactively restated to reflect this change.

NOTE 5 - RELATED PARTY TRANSACTIONS

Various shareholders and officers have advanced funds to the Company as needed.  As of December 31, 2004 and 2002, $0 and $69,983 was due to these shareholders. During 2003, the Company issued stock for the conversion of all this debt.

NOTE 6 - JOINT VENTURE WORKING INTEREST

The Company has recorded $224,986, as its basis in the joint venture working interest in the petroleum and natural gas lease disclosed in Note 1. The Company has recorded its investment at cost and will account for its interest on the equity method.  In 2004, the majority interest holder, Canwest, recognized a loss and assessed PNG, the minority interest holder, its portion of the loss totaling (47,197). The basis of the company’s investment was reduced by this amount making the basis at December 31, 2004,  $177,789.   No revenues have been recognized from the joint venture.

PART III

ITEM 1.  INDEX TO EXHIBITS
  Telecommunications Technologies, Ltd. Articles of Incorporation *
  Telecommunications Technologies, Ltd. Bylaws **
  Plan of Reorganization and Tender ***
  Amendment to the Articles of Incorporation ****
  Paper Computer Corporation Financial Statements #
  PNG Ventures, Inc. Unaudited Financial Statements for the Quarter Ended March 31, 2000 ##
  PNG Ventures, Inc. Unaudited Pro Forma Consolidated Financial Statements as of March 31, 2000 ###
  Paper Computer.com, Inc. Form 15 ####
  Paper Computer Corporation Form 8-K Δ
ITEM 2.  DESCRIPTION OF EXHIBITS

*	The Articles of Incorporation were filed as Exhibit 2.1 in a Form 10-SB filed with the SEC on February 19, 2000 as SEC File Number 00029735 and SEC Film Number 557689.
**	The Bylaws were filed as Exhibit 2.4 in a Form 10-SB filed with the SEC on February 19, 2000 as SEC File Number 00029735 and SEC Film Number 557689.
***
The Plan of Reorganization (the "POR") was filed as an unnumbered exhibit to Form 10-SB filed with the SEC on February 19, 2000, as SEC File Number 00029735 and SEC Film Number 557689. The POR related to Telecommunications Technologies, Ltd., a Nevada corporation, acquiring the assets of Temple Summit Management Corporation, a Texas corporation.

****
The Amendment to the Articles of Incorporation ("Amendment 1") is dated February 20, 1998, and was filed with the SEC on February 19, 2000, as SEC File Number 00029735, and SEC Film Number 557689. Amendment 1 changed our name to PNG Ventures, Inc.

#
The Paper Computer Unaudited Financial Statements and the Notes to the Financial Statements, relating to the period from the date of inception (February 2, 2000) through March 31, 2000, were filed in a Form 8-K with the SEC on February 26, 2000, as SEC File Number 000-29735 and SEC Film Number 609256.

##
The PNG Ventures, Inc. Unaudited Financial Statements and Notes to the Financial Statements for quarterly period ended March 31, 2000, were included as Exhibit "00QF-1" in a Form 10-QSB file with the SEC on April 27, 2000 (See SEC Film Number 000-29735 and SEC Film Number 610472).

###
The Paper Computer Corporation (formerly PNG Ventures, Inc. and formerly Telecommunications Technologies, Inc.) Unaudited Pro Forma Consolidated Financial Statements for the Period Ending March 31, 2000, were filed as an unnumbered item in a Form 8-K filed with the SEC on August 29, 2000 (See SEC Film Number 000-29735 and SEC Film Number 711585). This Form 8-K was filed pursuant to the issuance of 9,228,686 common shares (the "Paper Shares") in exchange for all of the shares of Paper Computer Corporation; thereby resulting in Paper Computer Corporation, becoming a wholly owned subsidiary of what was PNG Ventures, Inc.  Pursuant to the terms of the agreement with Paper Computer Corporation (the private company), immediately following the issuance of the Paper Shares, PNG changed its name to Paper Computer Corporation, a Nevada corporation. Ultimately, the Paper Shares were not issued, and we filed a Form 8-K on June 15, 2001, which discussed the failure of the Paper Computer Corporation transaction.

####
A Form 15 "Certification And Notice Of Termination Of Registration Under Section 12(G) Of The Securities Exchange Act Of 1934 Or Suspension Of Duty To File Reports Under Sections 13 And 15(D) Of The Securities Exchange Act Of 1934" was filed with the SEC as Commission File Number 0-29735 on June 12, 2001.

Δ
A Form 8-K was filed with the SEC on June 15, 2001 (See SEC File Number 1664943). This Form 8-K discussed: (i) the failure of the Paper Computer Corporation transaction and the cancellation of the previously referred to Paper Shares; (ii) a 3 for 1 forward split of our common stock effective on June 6, 2000; (iii) a 2 for 1 reverse split of out common stock effective as of June 15, 2001; (iv) John Spicer's election to our Board of Directors as the sole officer and director (at the time of his election) and the payment to Mr. Spicer of 2,500 common shares in consideration of services valued at USD $5,000.00; (v) the then number of issued and outstanding common shares (4,315,626) and the fact that Mr. Spicer owned 2,500,000 of the issued and outstanding shares; and (vi) the fact that as of the date of the Form 8-K, only Miller M. Mays III and John Spicer were our directors.

PNG Ventures, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PNG Ventures, Inc. (Registrant)

Date: May 11, 2005	By:	/s/ Mark L. Baum

Mark L. Baum
Chairman of the Board of Directors, CEO and CFO
(Also, Principal Accounting Officer)